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Exhibit 99.2

DragonWave Inc.	For the three and nine months ended November 30 2010

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's
(unaudited)

	Note	As at November 30, 2010	As at February 28, 2010
			(Note 2)
Assets
Current Assets
Cash and cash equivalents	4	47,879	105,276
Restricted cash	4	387	—
Short term investments	4	47,099	8,074
Trade receivables		15,024	28,926
Other receivables		2,513	1,801
Inventory	5	26,950	23,910
Prepaid expenses		2,124	721
Future income tax asset		543	436

		142,519	169,144
Long Term Assets
Property and equipment		8,030	7,116
Future income tax asset		1,033	59
Intangible assets	3, 6	15,044	430
Goodwill	3	11,927	—

		36,034	7,605
Total Assets		178,553	176,749

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		16,287	33,949
Income taxes payable		212	835
Deferred revenue		1,353	1,017
Contingent royalty	3, 11	789	—

		18,641	35,801
Long Term Liabilities
Contingent consideration	3	14,391	—
Contingent royalty	3, 11	3,223	—
Other long term liabilities	8	2,002	2,102

		19,616	2,102
Commitments
Shareholders' equity
Capital stock	9	170,513	179,174
Contributed surplus	9	2,324	1,375
Deficit	9	(22,923)	(32,085)
Accumulated other comprehensive loss	2, 9	(9,618)	(9,618)

		140,296	138,846
Total Liabilities and Shareholders' Equity		178,553	176,749

Shares issued & outstanding	9	35,146,435	36,934,917

On behalf of the Board:

/s/ GERRY SPENCER Director	/s/ TOM MANLEY Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts
(unaudited)

		Three months ended November 30		Nine months ended November 30
	Note	2010	2009	2010	2009
			(Note 2)		(Note 2)
REVENUE	14, 15	27,008	51,594	102,905	97,016
Cost of sales	5	14,049	29,453	56,763	56,757

Gross profit		12,959	22,141	46,142	40,259

EXPENSES
Research and development		4,817	4,139	13,104	9,743
Selling and marketing		4,735	4,118	13,339	9,444
General and administrative		3,294	2,084	8,477	4,748
Government assistance		(246)	(55)	(246)	(159)

		12,600	10,286	34,674	23,776

Income from operations		359	11,855	11,468	16,483
Amortization of intangible assets	6	(277)	(48)	(421)	(145)
Accretion expense	3	(122)	—	(122)	—
Interest income		88	12	196	29
Investment gain		155	—	168	—
Gain on sale of property and equipment		—	226	—	258
Foreign exchange gain (loss)		(44)	(135)	142	(1,445)

Income before income taxes		159	11,910	11,431	15,180
Income tax expense		209	263	566	138

Net and Comprehensive Income (Loss)		(50)	11,647	10,865	15,042
Income (loss) per share
Basic	10	(0.00)	0.36	0.30	0.50
Diluted	10	(0.00)	0.34	0.29	0.48
Weighted Average Shares Outstanding
Basic	10	35,125,724	32,604,077	36,010,148	29,911,913
Diluted	10	36,170,040	34,085,934	36,957,219	31,229,492

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(unaudited)

	Three months ended November 30		Nine months ended November 30
	2010	2009	2010	2009
		(Note 2)		(Note 2)
Operating Activities
Net Income	(50)	11,647	10,865	15,042
Items not affecting cash				—
Amortization of property and equipment	761	366	2,126	825
Amortization of intangible assets	277	48	421	145
Accretion expense	122	—	122	—
Stock-based compensation	339	213	970	686
Unrealized foreign exchange loss	100	(617)	290	552
Gain on sale of property and equipment	—	(226)	—	(258)
[Non cash future income tax expense	92	—	92	— ]
Benefit on recognition of future income tax asset	—	72	—	(244)
Inventory impairment	538	335	1,188	655
Unrealized gain on short term investments	74	—	58	—
Accrued interest on short term investments	(46)	—	(86)	—

	2,207	11,838	16,046	17,403
Changes in non-cash working capital items	3,997	791	(11,327)	(852)

	6,204	12,629	4,719	16,551

Investing Activities
Acquisition of property and equipment	(402)	(2,242)	(3,208)	(3,792)
Acquisition of intangible assets	(200)	(187)	(536)	(487)
Acquistion of Axerra Networks Inc., net of cash acquired	(8,700)	—	(8,700)	—
Purchase of short term investments	—	—	(115,225)	—
Maturirty of short term investments	7,429	(12,750)	76,228	(950)

	(1,873)	(15,179)	(51,441)	(5,229)

Financing Activities
Change in line of credit	—	(543)	—	(512)
Share repurchase	(415)	—	(10,738)	—
Issuance of common shares net of issuance costs	142	68,615	353	68,656

	(273)	68,072	(10,385)	68,144

Effect of foreign exchange on cash and cash equivalents	(100)	617	(290)	(552)
Net increase (decrease) in cash and cash equivalents	3,958	66,139	(57,397)	78,914
Cash and cash equivalents at beginning of period	43,921	19,468	105,276	6,693

Cash and cash equivalents at end of period	47,879	85,607	47,879	85,607

Cash paid during the period for interest	194	6	194	25

See accompanying notes

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul equipment.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] applicable to interim financial statements and follow the same accounting policies and methods of application as the Company's consolidated financial statements for the year ended February 28, 2010, except as described in note 2. Additional disclosures are required in the annual financial statements and accordingly, these consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended February 28, 2010 and the accompanying notes.

        A reconciliation to generally accepted accounting principles in the United States has been presented in note 16.

2. ACCOUNTING POLICIES

Change in functional and reporting currency

        Effective March 1, 2010, the Company adopted the US dollar (USD) as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in USD. Prior to that date, the Company's operations were measured in Canadian dollars (CAD) and the consolidated financial statements were expressed in CAD. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, "Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency". In accordance with EIC-130, assets and liabilities as at March 1, 2010, were translated into USD using the exchange rate in effect on that date and equity transactions were translated at historical rates. As the change took place on the first day of the fiscal year, there was no income statement or cash flow translation required. For comparative purposes, historical financial statements have been restated in USD using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect for these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders' equity.

Change in accounting policies adopted in the current fiscal year

        In January 2009, the Canadian Accounting Standards Board issued a new standard for business combinations, CICA 1582, "Business Combinations," which is substantially converged with IFRS. The revised Canadian standard is effective for years beginning on or after January 1, 2011, with earlier adoption permitted. An entity adopting this section for a fiscal year beginning before January 1, 2011 shall disclose that fact and also is required to adopt CICA 1601, "Consolidated Financial Statements" and

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

2. ACCOUNTING POLICIES (Continued)

CICA 1602, "Non-Controlling Interests" effective at the same time. The Company has adopted CICA Handbook Sections 1582, "Business Combinations," 1601, "Consolidated Financial Statements" and 1602, "Non-Controlling Interests" with effect from March 1, 2010.

3. ACQUISITION OF AXERRA NETWORKS INC.

        On October 13, 2010, the Company acquired all of the outstanding shares of Axerra Networks Inc. ("Axerra"), a leader in pseudowire technology, under a share purchase agreement dated October 13, 2010. The total potential purchase price is $25,000 which includes $9,500 paid in cash on October 13, 2010 and a potential earn-out of $15,500, based on additional sales performance over the next 16 months. As at November 30, 2010 the Company has recorded $23,770 for the purchase which included cash consideration of $9,500 and the potential earn-out of $15,500 discounted to $14,270 using a risk-free rate of return adjusted for a risk premium. The estimated liability for the earn-out arrangement established upon acquisition of $14,270 will be adjusted based on accretion of the discount, changes in estimate, and fair value up to the anticipated payment date of February 13, 2011. Any adjustments to the estimated liability for the earn-out arrangement will be accounted for in the period in which the estimate is revised with a corresponding charge to the Statement of Operations.

        The acquisition was accounted for in accordance with CICA 1582, Business Combinations, where the deemed purchase price was allocated to the underlying tangible and identifiable assets and liabilities acquired based on their respective fair values on the acquisition date, and any excess purchase price allocated to goodwill. The results of operations of the acquired business will be consolidated with those of the Company effective October 14, 2010.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

3. ACQUISITION OF AXERRA NETWORKS INC. (Continued)

        The estimated fair values of the assets acquired and liabilities assumed in the Axerra acquisition are as follows:

Purchase Price Allocation
Tangible assets:
Cash	800
Restricted cash	389
Trade receivables	1,022
Other current assets	1,522
Property, plant and equipment	545
Accumulated tax losses—United States(1)	3,057
Accumulated tax losses—Israel(2)	—

Total tangible assets acquired	7,335
Liabilities:
Current liabilities	3,871
Contingent royalty (Note 11)	4,138
Other liabilities	175

Total liabilities assumed	8,184

Fair value of net tangible and monetary assets	(849)

Intangible assets:
Customer relationships	8,257
Developed technology	6,268
Income tax liability(3)	(1,833)

12,692

Goodwill	11,927

Purchase Price	23,770

(1)
Accumulated gross tax losses of $8,261 of tax losses acquired

(2)
Accumulated gross tax losses of $40,758 acquired; valuation allowance of 100% taken

(3)
Tempory Taxable Difference on acquired intangible assets

        The Company allocated $14,525 to intangible assets, including customer relationships and developed technology based on the relative fair values at the date of purchase. These intangible assets are being amortized over their estimated useful lives of 8 years and 6 years, respectively. None of the goodwill and intangible assets are deductible for tax purposes.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

3. ACQUISITION OF AXERRA NETWORKS INC. (Continued)

        The primary reason for the acquisition, and the factors that contributed to the recognition of goodwill, relate to Axerra's position as a leader in pseudowire technology, its product portfolio that allows carriers to address the increasing need to carry legacy TDM traffic over a packet based network.

        Axerra's results of operations are included in the statement of operations of the combined entity as of the date of acquisition. Since the acquisition date the Company has recognized $3,687 in revenue with regards to Axerra, and Axerra has contributed $598 to the consolidated Net Income. The following unaudited pro forma financial information presents the Company's results for the nine month period ended November 30, 2010, as if the Axerra acquisition had occurred at the beginning of the annual reporting period.

9 Month Period Ended November 30, 2010
Consolidated Revenue	108,288
Net Income	7,335

        The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the period and are not necessarily representative of future results.

4. CASH AND CASH EQUIVALENTS, RESTRICTED CASH, AND SHORT TERM INVESTMENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	November 30, 2010	February 28, 2010
Cash	37,673	105,276
Cash equivalents	10,206	—

Total Cash and cash equivalents	47,879	105,276
Restricted cash	387	—
Short term investments	47,099	8,074

Total Cash and cash equivalents, Restricted cash, and Short term investments	95,365	113,350

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

5. INVENTORY

        Inventory is comprised of the following:

	November 30, 2010	February 28, 2010
Raw Materials	10,517	8,019
Work in Progress	695	1,112
Finished Goods	13,211	11,489

Total Production Inventory	24,423	20,620

Inventory held for customer service/warranty	2,527	3,290

Total Inventory	26,950	23,910

        Cost of sales for the three and nine months ended November 30, 2010 was $14,049 and $56,763 respectively [three and nine months ended November 30, 2009—$29,453 and $56,757 respectively], which included $12,574 and $50,829 respectively [three and nine months ended November 30, 2009—$27,382 and $52,760 respectively] of costs associated with inventory. The remaining costs of $1,475 and $5,934 respectively [three and nine months ended November 30, 2009—$2,071 and $3,997 respectively] related principally to freight, warranty and other direct costs of sales.

        For the three and nine month periods ended November 30, 2010, the Company recognized an impairment loss on inventory of $538 and $1,188 respectively [three and nine months ended November 30, 2009—$335 and $655 respectively].

6. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	November 30, 2010	February 28, 2010
Customer Relationships	8,242	—
Developed Technology	6,111	—
Computer Software	691	430

Total Intangible Assets	15,044	430

        For the three and nine month periods ended November 30, 2010, the Company recognized amortization of intangible assets of $277 and $421 respectively [three and nine months ended November 30, 2009—$48 and $145 respectively].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

7. LINE OF CREDIT

        As at November 30, 2010, the Company had drawn nil [February 28, 2010—nil], on an operating credit facility with a limit of $17,000 [February 28, 2010—$10,000]. Interest is calculated at the bank's prime rate of interest plus 1% [February 28, 2010—1.75%] and resulted in a weighted average effective rate of nil for the three and nine months ended November 30, 2010 [three and nine months ended November 30, 2009—5.44% and 5.84% respectively]. An amount of $337 has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. The Company has provided a general security agreement on trade receivables. The Company was in compliance with the financial covenants included in the lending agreement as at November 30, 2010.

        The Company has drawn nil [February 28, 2010—nil] on a capital expenditure facility with a limit of $3,000 [February 28, 2010—$3,000].

8. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	November 30, 2010	February 28, 2010
Warranty Accrual	1,481	1,434
Deferred Revenue	521	668

Total Long Term Liabilities	2,002	2,102

9. SHAREHOLDERS' EQUITY

        The following tables illustrate the changes to Shareholder's Equity for the three months ended November 30, 2010:

	Common Shares
			Contributed Surplus			Shareholder's Equity
	Number	Amount		Deficit	AOCL
Balance at August 31, 2010	35,112,860	$170,364	$1,992	$(22,873)	$(9,618)	$139,865

Stock-based compensation	24,125	$78	$339	—	—	$417
Other	9,450	$71	$(7)	—	—	$64
Net Earnings (Loss)	—	—		$(50)	—	$(822)

Balance at November 30, 2010	35,146,435	$170,513	$2,324	$(22,923)	$(9,618)	$139,524

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

9. SHAREHOLDERS' EQUITY (Continued)

        The following tables illustrate the changes to Shareholder's Equity for the nine months ended November 30, 2010:

	Common Shares
			Contributed Surplus			Shareholder's Equity
	Number	Amount		Deficit	AOCL
Balance at February 28, 2010	36,934,917	$179,174	$1,375	$(32,085)	$(9,618)	$138,846

Stock-based compensation	43,391	$125	$970	—	—	$1,095
Share repurchase	(1,865,549)	$(9,035)	—	$(1,703)	—	$(10,738)
Other	33,676	$249	$(21)	—	—	$228
Net Earnings	—	—	—	$10,865	—	$10,093

Balance at November 30, 2010	35,146,435	$170,513	$2,324	$(22,923)	$(9,618)	$139,524

        During the three and nine months ended November 30, 2010, the Company repurchased nil restricted shares respectively from departing employees [year ended February 28, 2010—32,084 shares].

        On April 9, 2010, the Toronto Stock Exchange (the "TSX") accepted the Company's notice of intention to repurchase up to 3,508,121 common shares (10 percent of the Company's issued and outstanding common shares) through a normal course issuer bid ("NCIB"). The NCIB was effective April 13, 2010 and will expire April 12, 2011. Daily purchases over the facilities of the NASDAQ are limited to 25% of the average daily trading volume of the common shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX are limited to 25% of the average daily trading volume of the common shares on TSX other than pursuant to block purchase exemptions. Except in the case of an exempt purchase, the prices that the Company will pay for the common shares purchased will be the market price of the shares at the time of acquisition.

        During the three months ended November 30, 2010, the Company acquired nil common shares pursuant to the NCIB at prevailing market prices. During the nine months ended November 30, 2010, the Company has acquired 1,865,549 common shares pursuant to the NCIB at prevailing market prices. These shares were purchased for cancellation at an aggregate cost of $10,738 of which $9,035 was charged to share capital, based on the historical weighted per share value at the date of purchase, and the balance of $1,703 was charged to deficit.

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 3,514,644 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment.

        In accordance with the rules of the TSX and the provisions of the Stock Option Plan, a Pool Calculation Amendment was approved by the shareholders of the Company on June 15, 2010 which

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

9. SHAREHOLDERS' EQUITY (Continued)

amended the maximum number of Common Shares issuable under the Stock Option Plan from 15% to 10% of the Common Shares issued and outstanding from time to time as well as other stipulations. For further details of the amendment, consult the Company's Management Information Circular dated May 18, 2010.

        The following is a summary of stock option activity:

	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2010	1,603,052	$4.06
Granted	126,000	$9.36
Exercised	(14,651)	$2.48
Forfeited	(4,961)	$4.73

Options outstanding at May 31, 2010	1,709,440	$4.46

Granted	381,445	$6.03
Exercised	(4,615)	$2.53
Forfeited	(44,841)	$6.83

Options outstanding at August 31, 2010	2,041,429	$4.70

Granted	10,000	$7.04
Exercised	(24,125)	$3.28
Forfeited	(4,391)	$9.39

Options outstanding at November 30, 2010	2,022,913	$4.72

        The Company has recognized $339 and $970 respectively for the three and nine months ended November 30, 2010 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and nine months ended November 30, 2009—$213 and $686 respectively].

        The following are the weighted average values used in determining the fair value:

	Three months ended
	November 30, 2010	November 30, 2009
Volatility	59.0%	69.0%
Risk Free Rate	1.68%	1.82%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 10,000 options granted during the three month period ended November 30, 2010 were determined to have a fair value of $32. The 517,445 options granted during the nine month period ended November 30, 2010 were determined to have a fair value of $1,636.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

9. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on November 30, 2010:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$ 1.34	$2.00	420,374	2.95	$1.37	168,116	$1.36
$ 2.01	$3.00	294,580	0.62	$2.47	290,817	$2.46
$ 3.01	$4.00	234,784	2.86	$3.38	109,590	$3.38
$ 4.01	$5.00	275,222	2.80	$4.46	178,600	$4.45
$ 5.01	$6.00	75,488	3.07	$5.58	29,687	$5.61
$ 6.01	$7.00	427,695	4.43	$6.10	16,939	$6.44
$ 7.01	$10.00	148,800	4.31	$9.27	4,355	$9.41
$10.01	$13.74	145,970	4.06	$12.44	12,653	$10.60

		2,022,913	3.08	$4.72	810,757	$3.16

Restricted Shares & Employee Share Purchase Plan

        The Company introduced a restricted stock purchase plan as at June 30, 2005. The plan included provisions to allow employees to purchase common shares as restricted shares. As at November 30, 2010, all restrictions have been lifted [February 28, 2010—85 shares].

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the three and nine months ended November 30, 2010 a total of 7,561 and 19,014 common shares were purchased respectively by employees at fair market value, while the company issued 1,889 and 4,753 common shares respectively as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three and nine months ended November 30, 2010 was $4 and $7 respectively [three and nine months ended November 30, 2009—nil]. The fair value of the unearned ESPP shares as at November 30, 2010 was $34 [February 28, 2010—$10]. The number of shares held for release, and still restricted under the plan at November 30, 2010 was 5,066 [February 28, 2010—1,516].

Warrants

        On December 21, 2001, and as amended and restated on November 10, 2003, in connection with the issuance of the long-term debt, the Company issued to two parties the right to purchase $315 and $35 Series A-1 Preferred Shares of the Company. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred Shares were converted into common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

9. SHAREHOLDERS' EQUITY (Continued)

entitled to purchase an aggregate of 41,332 common shares at a purchase price of $8.87 per share. These warrants are still outstanding and carry a cashless conversion privilege, expire upon the later of: [a] the tenth anniversary of the grant of the right to purchase or [b] April 19, 2012.

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrant expires 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in an issuance of 31,562 warrants. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

10. INCOME (LOSS) PER SHARE

        The following table illustrates the dilutive impact on net income (loss) per share including the effect of outstanding options and warrants:

	Three Months Ended November 30		Nine Months Ended November 30
	2010	2009	2010	2009
Basic Net Income (Loss) per share
Net Income (Loss)	(50)	11,647	10,865	15,042
Weighted average number of shares outstanding	35,125,724	32,604,077	36,010,148	29,911,913

Net Income (Loss) per share	$(0.001)	$0.36	$0.30	$0.50

Diluted Net Income per share
Net Income (Loss)	(50)	11,647	10,865	15,042
Weighted average number of shares outstanding	35,125,724	32,604,077	36,010,148	29,911,913
Dilutive effect of warrants	9,206	58,011	9,816	91,776
Dilutive effect of stock options	1,035,110	1,423,846	937,255	1,225,803

Adjusted weighted average number of shares outstanding	36,170,040	34,085,934	36,957,219	31,229,492

Net Income (Loss) per share	$(0.001)	$0.34	$0.29	$0.48

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

11. COMMITMENTS

        Future minimum operating lease payments as at November 30, 2010 per fiscal year are as follows:

2011	$504
2012	$1,646
2013	$725
2014	$589
Thereafter	$844

$4,308

Royalty Commitments

        Under the research and development agreements of Axerra Networks Ltd., a subsidiary of DragonWave, with the Office of the Chief Scientist ("OCS"), DragonWave is required to pay royalties at the rate of 3%—3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

        Upon acquisition of Axerra Networks Inc., the Company recognized $4,138 on to the Balance Sheet which represented the fair value of the obligation as at the acquisition date. The fair value represents the discounted, most probable obligation to the Company. After consideration of the liability recognized in the consolidated balance sheet, the company has a maximum potential obligation of an additional $10,597.

12. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a member of the Board of Directors. During the three and nine months ended November 30, 2010, the Company paid $335 and $1,074 respectively [three and nine months ended November 30, 2009—$262 and $670 respectively], relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at November 30, 2010 was $7 [February 28, 2010—$70]. These amounts have been allocated amongst various expense accounts, except for leasehold improvements which have been allocated to property and equipment.

        The Company also purchased products and services from a company controlled or significantly influenced by a Board member. Total net product and services purchased for the three and nine month periods ended November 30, 2010 was nil and $2,794 respectively [three and nine months ended November 30, 2009—$4,791 and $11,364 respectively]. The majority of the purchases have been recorded in inventory and ultimately in cost of sales. This company ceased to be a related party on May 28, 2010.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

13. FINANCIAL INSTRUMENTS

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	November 30, 2010	February 28, 2010
Held-for-trading(1)	95,365	113,350
Loans and receivables(2)	15,784	28,990
Other financial liabilities(3)	14,938	31,269

(1)
Includes cash, cash equivalents, restricted cash, and short term investments

(2)
Includes trade receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Interest rate risk

        Cash and cash equivalents with variable interest rates expose the Company to interest rate risk on these financial instruments. The Company pays interest on its line of credit at the bank's prime rate of interest plus 1%, and has interest rate risk exposure due to changes in the bank's prime rate. The line of credit was not utilized as at November 30, 2010.

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, restricted cash, and short term investments in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

13. FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk

        The following table summarizes the currency distribution of the Company's financial instruments in US dollars, as at November 30, 2010:

	November 30, 2010			February 28, 2010
	US Dollars	CDN Dollars	Other Currency	US Dollars	CDN Dollars	Other Currency
Held-for-trading	95%	4%	1%	86%	13%	1%
Loans and receivables	83%	11%	6%	93%	6%	1%
Other financial liabilities	64%	24%	12%	65%	35%	0%

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the US dollar had appreciated 1 percent against all foreign currencies at November 30, 2010, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net income of $39 for the three and nine month periods ended November 30, 2010 [three and nine month periods ended November 30, 2009—$129], with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at November 30, 2010.

Liquidity risk

        A risk exists that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

14. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment—broadband wireless backhaul equipment. All significant assets held by the Company are located in Canada. The following table presents total revenues by geographic location:

	Three Months Ended				Nine Months Ended
	November 30, 2010		November 30, 2009		November 30, 2010		November 30, 2009
	$'s	%	$'s	%	$'s	%	$'s	%
Canada	2,179	8%	3,502	7%	6,154	6%	5,346	6%
North America (excluding Canada)	20,631	77%	45,195	88%	79,871	77%	82,924	85%
Europe, Middle East, and Africa	3,295	12%	2,268	4%	15,163	15%	7,443	8%
Other	903	3%	629	1%	1,717	2%	1,303	1%

Total Revenue	27,008	100%	51,594	100%	102,905	100%	97,016	100%

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

15. ECONOMIC DEPENDENCE

        The Company was dependent on two key customers with respect to revenue in the three months ended November 30, 2010. These customers represented approximately 52% and 13% of sales respectively for the three month period ended November 30, 2010 [three months ended November 30, 2009—82% and 0% respectively].

        The Company was dependent on one key customer with respect to revenue in the nine months ended November 30, 2010. This customer represented approximately 66% of sales for the nine month period ended November 30, 2010 [nine months ended November 30, 2009—76%].

16. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States ["U.S. GAAP"] and from practices prescribed by the United States Securities and Exchange Commission. The significant differences between Canadian and U.S. GAAP, and their effects on the consolidated financial statements, are described below:

        The following table reconciles net and comprehensive income as reported under Canadian GAAP to net and comprehensive income that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

        The following table details the computation of net and comprehensive income (loss) under U.S. GAAP:

	Three months ended November 30		Nine months ended November 30
	2010	2009	2010	2009
Net and comprehensive income (loss) in accordance with Canadian GAAP	(50)	11,647	10,865	15,042
Share-based compensation adjustment	(28)	(22)	(85)	(9)

Net and Comprehensive income (loss) in accordance with U.S. GAAP	(78)	11,625	10,780	15,033

        There was no effect of the above adjustments on the total shareholders' equity.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

16. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

        The following table details the computation of basic and diluted income (loss) per share under U.S. GAAP:

	Three months ended November 30		Nine months ended November 30
	2010	2009	2010	2009
Net and Comprehensive income (loss) in accordance with U.S. GAAP	(78)	11,625	10,780	15,033
Weighted average number of shares	35,125,724	32,604,077	36,010,148	29,911,913
Basic income (loss) per share	(0.002)	0.36	0.30	0.50
Weighted average number of shares—diluted	36,170,040	34,085,934	36,957,219	31,229,492
Diluted income (loss) per share	(0.202)	0.34	0.29	0.48

Stock-based compensation

        Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value, which is measured using the Black-Scholes option pricing model. Prior to the IPO, DragonWave was privately held and used the minimum value methodology for valuing stock-based compensation, also allowable under Canadian GAAP.

        Under U.S. GAAP, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards ASC 718, "Stock Compensation" ["ASC 718"], formerly SFAS No. 123(R) "Share-based payments." This standard requires companies to expense the fair value of stock-based compensation awards through operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. The Company elected to apply the modified prospective application transition method to account for stock options outstanding as at February 28, 2005. This method requires that the provisions of ASC 718 are generally applied only to share-based awards granted, modified, repurchased or cancelled on March 1, 2006 and thereafter. ASC 718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. The Company had previously applied ASC 718 and recognizes the remaining value of awards granted prior to March 1, 2006 over their remaining service period.

        The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. However, awards based on performance conditions are recorded as compensation expense when the performance conditions are expected to be met.

        As a result of adopting ASC 718, which does not permit the use of the minimum value method additional compensation expense has been recorded under U.S. GAAP for the three and nine month periods ended November 30, 2010 and November 30, 2009.

        The Company derives the volatility over the expected term of the awards based on comparable companies' historical volatilities as this represents the most appropriate basis to determine actual expected volatility of its own shares in future periods. The expected life of options was determined based on several factors including historical life, probable life before exercise, and probability of exercise.

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  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's (unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (unaudited)